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July 30, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports 2015 Second Quarter Results

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to report its operating and financial results for the second quarter ended June 30, 2015 (“Q2 2015”). The comparative period is the second quarter ended June 30, 2014 (“Q2 2014”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the 2015 management discussion and analysis and condensed interim consolidated financial statements for complete information.

The Company achieved production of 23,055 gold equivalent ounces for the quarter and a summary of the operating results is shown below.

Category	Apr - Jun 2015	Apr - Jun 2014	% Change
Ore Processed (Dry t)	2,252,591	2,184,316	3.1
Average Grade Processed (g/t Au)	0.53	0.65	(18.9)
Low Grade Stockpiled (t)	47,446	399,075	(88.1)
Average Grade Stockpiled (g/t Au)	0.28	0.25	15.5
Waste Mined (t)	7,151,798	5,810,088	23.1
Total Mined (t)	9,270,013	8,271,106	12.1
Strip Ratio	3.38	2.36	43.2
Gold Produced (oz)	22,869	32,932	(30.6)
Silver Produced (oz)	13,041	23,493	(44.5)
Gold Sold (oz)	22,869	33,000	(30.7)
Silver Sold (oz)	13,041	23,493	(44.5)
Days	91	91	0.0
Average Ore Processed (t/d)	24,754	24,003	3.1
Average Total Mined (t/d)	101,868	90,891	12.1
Realized Gold Price	$1,216	$1,284	(6.0)

*Using a gold to silver ratio of 70 to 1.

Bruce Bragagnolo, CEO of the Company, stated “We reached a record stacking rate for the quarter of 24,754 tonnes per day. The increase in throughput has helped to offset the decrease in grade from the prior year. Gold recoveries are projected to be faster in Q3 2015 as we move from the top of the current pads to new pads. Construction of new leach pads is complete and the Company is now stacking ore on the new pads. This will result in faster recoveries in H2.

In Q2 we completed the Arrangement with Newstrike Capital and their flagship Ana Paula project. We are very excited about the prospects for Ana Paula which is one of the higher grade open-pit gold projects in the industry. With our development and operating experience in Mexico we believe we can add significant value to this project and highlight that Ana Paula is profitable at lower gold prices.”

Given the recent drop in the gold price, Timmins has begun work on adjusting its San Francisco Mine operating schedule to mine the lowest strip areas of the pit as early as possible to maximize near-term cashflow. The Company is adjusting its 2015 production guidance to 100,000-110,000 ounces of gold and cash cost guidance to $875 - $925 per ounce of gold. The underground pilot phase is progressing well and is approximately half complete.

The Company is making good progress at Ana Paula. A dedicated local technical team has been set up at the project and in July Timmins began its metallurgical drill program, consisting of approximately 2,000 meters of drilling. Additionally, the Company has begun environmental baseline work which will be needed for permitting. The pace and progress of work at Ana Paula has been encouraging and Timmins has received full cooperation from the local communities.

At Caballo Blanco, the Company continues to engage with local stakeholders and carry out baseline work, mainly focusing on environmental and social issues. The Company has met with State and Municipal officials and received positive responses regarding the project. Work will continue on baseline studies and updating and refining the Environmental Impact Assessment.

Q2 2015 HIGHLIGHTS

  On May 26, 2015, the Company completed its previously announced plan of arrangement (the “Arrangement”) whereby the Company acquired ownership of all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”), being 116,786,781 shares. Newstrike is now a wholly- owned subsidiary of Timmins.

  The Arrangement was completed under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, Newstrike shareholders received 0.9 of a Timmins Gold common share and C$0.0001 in cash for each Newstrike common share. The Arrangement gives Timmins Gold ownership of the Ana Paula gold project located in Mexico.

  In connection with the closing of the Arrangement, Timmins increased the size of its board of directors to nine, with Mark Backens, a former director of Newstrike being appointed to the Company’s board of directors.

  Metal revenues were $27.8 million, compared to $42.4 million during Q2 2014. This represents a 34% decrease over the prior year, primarily due to a decrease in the total ounces of gold sold of 22,869 ounces during Q2 2015 versus 33,000 ounces during Q2 2014 and a lower average realized gold price. The average London PM Fix price was $1,192 per gold ounce, compared to $1,288 per gold ounce during Q2 2014.

  Loss from operations was $1.9 million, compared to earnings from operations of $7.2 million during Q2 2014. This difference was mainly due to the decreased metal revenues. Also contributing to this variance was a decrease in processing grade, an increase in explosive costs and an increase in diesel costs.

  Earnings and total comprehensive income was $0.6 million or $0.00 per share, compared to $3.2 million or $0.02 per share during Q2 2014.

  Cash flows provided by operating activities were $4.6 million, compared to $18.7 million during Q2 2014.

  Cash and cash equivalents at June 30, 2015 were $21.6 million after investing $1.0 million on exploration, $0.1 million on sustaining capital, $2.0 million on expansion programs, and $5.5 million on deferred stripping. Also, the Company received $7.5 million of its VAT receivable in cash during Q2 2015. Cash and cash equivalents at June 30, 2014 were $56.0 million after investing $1.2 million on exploration, $0.8 million on sustaining capital, $1.6 million on expansion programs, $3.1 million on deferred stripping and $0.8 million paying down payables related to prior period capex items. The Company received $8.6 million of its VAT receivable in cash during Q2 2014.

  The Company produced 22,869 ounces of gold and sold 22,869 ounces of gold, compared to 32,932 and 33,000, respectively during Q2 2014. The change from prior year is due to a decrease in overall production due to a decrease in processing grade partially offset by increased daily crushing throughput. The Company also presold 1,852 gold ounces for July 2015 delivery, which generated $2.2 million in cash held at June 30, 2015.

  The Company’s cash cost per ounce on a by-product basis was $968 (all-in sustaining cash cost per ounce on a by-product basis - $1,134), compared to $730 (all-in sustaining cash cost per ounce on a by-product basis - $928) during Q2 2014. This increase in cash costs is primarily driven by lower processing grades realized during the quarter of 0.53 grams of gold per tonne (“g/t Au”), compared to the Q2 2014 grade of 0.65 g/t Au, as well as longer processing times related to higher pad stack heights.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Second Quarter Ended June 30, 2015	Second Quarter Ended June 30, 2014
Gold sold (oz)	22,869	33,000
Silver sold (oz)	13,041	23,493
Metal revenues	$27,805	$42,383
Production costs, excluding depreciation and depletion	$22,352	$24,517
(Loss) earnings from operations	$(1,860)	$7,246
Earnings	$629	$3,216
Earnings per share, basic and diluted	$0.00	$0.02
Cash flows from operating activities	$4,608	$18,702
Total cash and cash equivalents, end of period	$21,563	$56,019
Total assets, end of period	$376,614	$297,106
Total cash costs per gold ounce on a by-product basis	$968	$730
All-in sustaining cash cost per ounce gold	$1,134	$928
Average realized gold price per gold ounce	$1,216	$1,284

Reminder of 2015 results conference call:

The Company’s senior management will host a conference call July 30, 2015 at 11:00 am (ET) to discuss the first quarter 2015. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 714931 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=169809

After entering your information, you will be given a passcode and pin # that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin #. A replay of the call will be available after the call until August 4, 2015, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 7149317. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the recently acquired Caballo Blanco gold project as well as the Ana Paula gold project.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for and closing of the Newstrike Arrangement, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Caballo Blanco and Ana Paula), exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.